Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

August 9, 2010

IPATH

FREQUENTLY ASKED QUESTIONS

About iPath® Exchange Traded Notes (ETNs)

iPath® Exchange Traded Notes are innovative investment products from Barclays that seek to provide investors with a new way to access the returns of a market or strategy, less investor fees. The following are answers to questions financial professionals and individuals commonly ask about iPath® Exchange Traded Notes.

An investment in iPath® ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

iPATH EXCHANGE TRADED NOTES (ETNs)

YEARLY MATURITY

TICKER FEE1 DATE

iPATH ALTERNATIVE ETNs

iPath® Global Carbon ETN GRN 0.75% 6/24/38

iPath® S&P 500 VIX Short-Term Futures™ ETN VXX 0.89% 1/30/19

iPath® S&P 500 VIX Mid-Term Futures™ ETN VXZ 0.89% 1/30/19

iPATH EMERGING MARKET ETN

iPath® MSCI India IndexSM ETN2 INP 0.89% 12/18/36

iPATH EXCHANGE RATE ETNs

iPath® EUR/USD Exchange Rate ETN ERO 0.40% 5/14/37

iPath® GBP/USD Exchange Rate ETN GBB 0.40% 5/14/37

iPath® JPY/USD Exchange Rate ETN JYN 0.40% 5/14/37

iPATH FIXED INCOME ETNs

iPath® US Treasury Steepener ETN STPP 0.75% 8/13/20

iPath® US Treasury Flattener ETN FLAT 0.75% 8/13/20

iPath® US Treasury 2-year Bull ETN DTUL 0.75% 8/13/20

iPath® US Treasury 2-year Bear ETN DTUS 0.75% 8/13/20

iPath® US Treasury 10-year Bull ETN DTYL 0.75% 8/13/20

iPath® US Treasury 10-year Bear ETN DTYS 0.75% 8/13/20

iPath® US Treasury Long Bond Bull ETN DLBL 0.75% 8/13/20

iPath® US Treasury Long Bond Bear ETN DLBS 0.75% 8/13/20

iPATH STRATEGY ETNs

iPath® CBOE S&P 500 BuyWrite IndexSM ETN BWV 0.75% 5/28/37

iPath® Optimized Currency Carry ETN ICI 0.65% 1/28/38

iPATH COMMODITY ETNs

BROAD

iPath® Dow Jones–UBS Commodity Index Total ReturnSM ETN DJP 0.75% 6/12/36

iPath® S&P GSCI® Total Return Index ETN GSP 0.75% 6/12/36

SECTOR

iPath® Dow Jones–UBS Agriculture Subindex Total ReturnSM ETN JJA 0.75% 10/22/37

iPath® Dow Jones–UBS Energy Subindex Total ReturnSM ETN JJE 0.75% 10/22/37

iPath® Dow Jones–UBS Grains Subindex Total ReturnSM ETN JJG 0.75% 10/22/37

iPath® Dow Jones–UBS Industrial Metals Subindex Total ReturnSM ETN JJM 0.75% 10/22/37

iPath® Dow Jones–UBS Livestock Subindex Total ReturnSM ETN COW 0.75% 10/22/37

iPath® Dow Jones–UBS Precious Metals Subindex Total ReturnSM ETN JJP 0.75% 6/24/38

iPath® Dow Jones–UBS Softs Subindex Total ReturnSM ETN JJS 0.75% 6/24/38

SINGLE COMMODITIES

iPath® Dow Jones–UBS Aluminum Subindex Total ReturnSM ETN JJU 0.75% 6/24/38

iPath® Dow Jones–UBS Cocoa Subindex Total ReturnSM ETN NIB 0.75% 6/24/38

iPath® Dow Jones–UBS Coffee Subindex Total ReturnSM ETN JO 0.75% 6/24/38

iPath® Dow Jones–UBS Copper Subindex Total ReturnSM ETN JJC 0.75% 10/22/37

iPath® Dow Jones–UBS Cotton Subindex Total ReturnSM ETN BAL 0.75% 6/24/38

iPath® Dow Jones–UBS Lead Subindex Total ReturnSM ETN LD 0.75% 6/24/38

iPath® Dow Jones–UBS Natural Gas Subindex Total ReturnSM ETN2 GAZ 0.75% 10/22/37

iPath® Dow Jones–UBS Nickel Subindex Total ReturnSM ETN JJN 0.75% 10/22/37

iPath® Dow Jones–UBS Platinum Subindex Total ReturnSM ETN2 PGM 0.75% 6/24/38

iPath® Dow Jones–UBS Sugar Subindex Total ReturnSM ETN SGG 0.75% 6/24/38

iPath® Dow Jones–UBS Tin Subindex Total ReturnSM ETN JJT 0.75% 6/24/38

iPath® Dow Jones–GSCI® Crude Oil Total Return Index ETN OIL 0.75% 8/14/366

1 The investor fee is calculated cumulatively based on the Yearly Fee and the performance of the underlying index or currency exchange rate and increases each day based on the level of the index or currency exchange rate on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying decreases or does not increase significantly, you may receive less than the principal amount of your investment at maturity or upon redemp- tion. For a more complete description of how the investor fee is calculated, please see the applicable product page and Prospectus at www.iPathETN.com.

2 Closed to further issuances.

iPATH ETNs OVERVIEW

What are iPath Exchange Traded Notes? iPath Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. They are designed to provide investors with a way to access the returns of market benchmarks or strategies. ETNsare not equities or index funds, but they do share several characteristics. For example, like equities, they trade on an exchange and can be shorted.1 Like an index fund they are linked to the return of a benchmark index.

What are the advantages of iPath ETNs? iPath ETNs provide investors with exposure to the returns of market benchmarks, less investor fees, with easy transferability and an exchange listing. The ETN structure is designed to provide investors the opportunity to access previously expensive or difficult-to-reach market sectors or strategies through an exchange traded product.

How are the returns of iPath ETNs calculated? iPath ETNs are designed to provide investors a return that is linked to the performance of a market index, less investor fees.

How do I buy an iPath ETN?

The iPath ETNs currently available are listed on NYSE Arca (and in certain cases other major exchanges) and are available for purchase similar to other publicly traded securities.

How do I sell an iPath ETN?

Investors can liquidate iPath ETNs one of three ways:

? Sell in the secondary market during trading hours.

? Redeem a large block of securities, typically 50,000 units directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.2 A redemption charge will apply to certain iPath ETNs.

? Hold until maturity and receive a cash payment from the issuer, Barclays Bank PLC, equal to the principal amount of the securities times an index factor and any other applicable costs on the final valuation date (as described in the relevant prospectus) minus the investor fee on the final valuation date.

Do the iPath ETNs currently available make interest payments?

No.

Do the iPath ETNs currently available make dividend distributions?

No.

Do the iPath ETNs currently available offer a principal protection feature?

No. Investors will receive a return based on the performance of the index to which the iPath ETN is linked, less investor fees and any other applicable costs. The index level may go up or down, and investors may not recover their principal once investor fees and costs are deducted.

Are iPath ETNs rated?

No. The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC.3

Who is the issuer?

Barclays Bank PLC and its subsidiary undertakings (taken together, the “Group”) is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The Group operates in many countries around the world. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of the Group. For further information about Barclays, please visit our website www.barclays.com.

Who is Barclays Capital Inc.?

Barclays Capital Inc. will act as the issuer’s agent in connection with the distribution of the iPath ETNs. Barclays Capital Inc. is an affiliate of Barclays Bank PLC and is a registered U.S. broker/dealer regulated by the SEC and FINRA.

What is BlackRock’s role?

BlackRock’s broker/dealer affiliate, BlackRock Fund Distribution Company, will engage in the promotion of iPath ETNs.

1 With short sales, you risk paying more for a security than you received from its sale.

2 The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

3 Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or market- ability of the iPath ETNs.

Do iPath ETNs have voting rights?

No. The iPath ETNs are debt securities and have no voting rights.

Are iPath ETNs registered?

Yes. The iPath ETNs are registered under the Securities Act of 1933.

Does the Commodity Futures Trade Commission (CFTC) regulate the iPath ETNs linked to commodity indexes?

No. iPath ETNs are debt securities issued by Barclays Bank PLC and are not regulated by the CFTC; however, futures contracts underlying the relevant market index may be regulated by the CFTC.

What is an index multiplier and how is it applicable to certain iPath ETNs?

Some iPath ETNs apply an index multiplier for purposes of calculating the closing indicative note value on each calendar day. The effect of the index multiplier is to adjust the rate at which the value of the ETN changes in response to changes in the level of the relevant index.

Where can I find additional information about iPath ETNs?

Additional information is available at www.iPathETN.com.

TRADING iPATH ETNs

Where are iPath ETNs listed?

The iPath ETNs currently available are listed on NYSE Arca (and in certain cases other major exchanges).

When can I buy or sell iPath ETNs? iPath ETNs can be bought or sold anytime during market hours.

Can the iPath ETNs currently available be shorted?4

Yes, on an uptick or a downtick and subject to the ability to locate shares to borrow.

Is there a minimum trade size for iPath ETNs?

No. iPath ETNs can be bought and sold at their market price on the secondary market similar to other publicly traded securities.

How can I find iPath ETNs on Bloomberg?

Information regarding iPath ETNs can be found on Bloomberg by typing the relevant ETN’s trading symbol, then the “Equity” key, then “Go.” For example, for information regarding the iPath® S&P GSCI™ Total Return Index ETN, type: GSP < Equity > < Go >.

Is a net asset value (NAV) calculated?

No. As iPath ETNs are debt securities, and not mutual funds, they will not have an NAV.

Is an intrinsic value calculated?

An intraday “indicative value” meant to approximate the intrinsic economic value of each iPath ETN is calculated and published by Bloomberg or a successor. Additionally, the daily indicative value of each iPath ETN is calculated and published at the end of each trading day at www.iPathETN.com. For a more complete description of how the daily indicative value is calculated for each iPath ETN, please see the applicable product page and Pricing Supplement at www.iPathETN.com.

Do the iPath ETNs trade at their indicative value?

The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published index levels from the sponsors of the indexes underlying the iPath ETNs may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current index level and therefore the indicative value of your iPath ETNs. Index levels provided by the sponsors of the indexes underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying relevant market. For this reason and others, the actual trading price of the iPath ETNs may be different from their indicative value.

In addition to being available for trading on an exchange, the early redemption feature allows a large block of securities, typically 50,000 units of a particular iPath ETN, to be redeemed directly to Barclays Bank PLC for the applicable redemption value, as described in the applicable Pricing Supplement. The historical daily indicative value is published each day at www.iPathETN. com. The redemption feature is intended to induce arbitrageurs to counteract any trading of the iPath ETNs at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

4. With short sales, you risk paying more for a security than you received from its sale.

TABLE 2 Differences and Similarities Between ETNs and Exchange Traded Funds (ETFs)

Both ETNs and ETFs provide investors access to the returns of various market benchmarks. However, ETNs are senior,

unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities.

ETNs ETFs

Liquidity Daily on exchange Daily on exchange

Registration Securities Act of 1933 Investment Company Act of 1940

Recourse Issuer credit Portfolio of securities

Principal risk Market and issuer risk Market risk

Institutional size redemption Daily to the issuer Daily via custodian

Short sales Yes, on an u ptick or a downtick Yes, on an uptick or a downtick

How can iPath ETNs be redeemed directly to the issuer prior to the maturity date?

Investors may redeem a large block of securities, typically at least 50,000 units of a particular iPath ETN, directly to the issuer, subject to the procedures described in the relevant prospectus. A redemption charge may apply.

What is the redemption charge?

The redemption charge is a one-time transaction charge imposed only in the case of early redemptions for certain iPath ETNs. The charge is intended to allow the issuer to recoup brokerage and other costs incurred in connection with an early redemption (although the proceeds from the charge may be more or less than such costs). Investors transacting on the secondary market will not incur a redemption charge.

If Barclays Bank PLC’s credit rating is downgraded, what happens to the indicative value?

The indicative value calculation of the iPath ETNs will not change in response to a Barclays Bank PLC credit event. However, the trading price of the iPath ETNs may be adversely impacted.

Is there a capacity constraint with respect to iPath ETNs?

Should demand for any iPath ETN exceed the initial amount of securities issued, subsequent issuances may be made under the registration statement. The terms of the new issue—maturity date, investor fee, ticker, CUSIP—will be the same as the original issue, and it is expected that both issues would be immediately fungible.

Depending on market factors beyond the control of Barclays Bank PLC, certain iPath ETNs may be suspended from further sales from inventory and/or further issuances.* Daily redemptions at the option of the holders of iPath ETNs are typically not affected by suspensions, nor are Barclays Bank PLC’s lending activities from existing inventory with respect to iPath ETNs typically affected by suspensions.

It is possible that a suspension, as described above, may influence the market value of iPath ETNs. Limitations on issuance and sale implemented may cause an imbalance of supply and demand in the secondary market for iPath ETNs, which may cause them to trade at a premium or discount in relation to their indicative value. Therefore, any purchase of iPath ETNs in the secondary market may be at a purchase price significantly different from their indicative value.

INFORMATION FOR ADVISORS ONLY

Broker/dealers are reminded to consider FINRA Notice to Members 05–59 (September 2005) before recommending iPath ETNs to their customers.

Is a Series 3 license required to sell iPath ETNs?

No.

* As will be described in further detail in the applicable pricing supplement relating to the iPath ETNs.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the Securities. iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities.

Sales in the secondary market may result in significant losses. iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

Barclays Capital Inc. and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (“CME Indexes”), and UBS Securities LLC (“UBS Securities”), and have been licensed for use. “Dow Jones®,” “DJ,” “Dow Jones Indexes,” “UBS,” “Dow Jones-UBS Commodity IndexSM,” “DJ-UBSCISM,” “Dow Jones-UBS Commodity Index Total ReturnSM,” “Dow Jones-UBS Agriculture Subindex Total ReturnSM,” “Dow Jones-UBS Aluminum Subindex Total ReturnSM,” “Dow Jones-UBS Cocoa Subindex Total ReturnSM,” “Dow Jones-UBS Coffee Subindex Total ReturnSM,” “Dow Jones-UBS Copper Subindex Total ReturnSM,” “Dow Jones-UBS Cotton Subindex Total ReturnSM,” “Dow Jones-UBS Energy Subindex Total ReturnSM,” “Dow Jones-UBS Grains Subindex Total ReturnSM,” “Dow Jones-UBS Industrial Metals Subindex Total ReturnSM,” “Dow Jones-UBS Lead Subindex Total ReturnSM,” “Dow Jones-UBS Livestock Subindex Total ReturnSM,” “Dow Jones-UBS Natural Gas Subindex Total ReturnSM,” “Dow Jones-UBS Nickel Subindex Total ReturnSM,” “Dow Jones-UBS Platinum Subindex Total ReturnSM,” “Dow Jones-UBS Precious Metals Subindex Total ReturnSM,” “Dow Jones-UBS Softs Subindex Total ReturnSM,” “Dow Jones-UBS Sugar Subindex Total ReturnSM” and “Dow Jones-UBS Tin Subindex Total ReturnSM” are servicemarks of Dow Jones Trademark Holdings, LLC (“Dow Jones”), and UBS AG (“UBS AG”), as the case may be, have been licensed to CME Indexes and have been sub-licensed for use for certain purposes by Barclays Bank PLC. The Securities based on the indexes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS

Securities, CME Indexes or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, CME Indexes, or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Securities based on the indexes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Securities based on any of the indexes particularly.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates, and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship

MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller, or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark, or servicemark to sponsor, endorse, market, or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

“S&P GSCI,®” “S&P GSCI® Index”, “S&P GSCI® Total Return Index”, “S&P GSCI® Commodity Index” and “S&P GSCI® Crude Oil Total Return Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCI® to track general stock market performance. “Standard & Poor’s,®” “S&P,®” “S&P 500,®” “Standard & Poor’s 500™” and “500” are trademarks of S&P and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by S&P or the Index Sponsor and neither S&P nor the Index Sponsor make any representation regarding the advisability of investing in the Securities.

“Standard & Poor’s,®” “S&P,®” “S&P 500,®” “Standard & Poor’s 500™,” “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of S&P and have been licensed for use by Barclays. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

“Barclays Capital Intelligent Carry Index™” and the “USD Intelligent Carry Index™” are trademarks of Barclays Bank PLC.

“Barclays Capital Global Carbon Index™” and “Barclays Capital Global Carbon Index Total Return™” are trademarks of Barclays Bank PLC.

“Barclays Capital US Treasury 2Y/10Y Yield Curve Index™”, “Barclays Capital 2Y US Treasury Futures Targeted Exposure Index™”, “Barclays Capital 10Y US Treasury Futures Targeted Exposure Index™” and “Barclays Capital Long Bond US Treasury Futures Targeted Exposure Index™” are trademarks of Barclays Bank PLC.

©2010 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs, and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks, or registered trademarks are the property, and used with the permission, of their respective owners. 2299-06EDA-8/3

Not FDIC Insured • No Bank

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